2005 Market Street, Suite 2600 Philadelphia, PA 19103 T: (215) 564-8099 F: (215) 564-8120

February 1, 2023

Via EDGAR Transmission

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Filing Desk
Re:	Ivy Funds (the “Trust”) File Nos. 811-06569; 033-45961 Rule 497(j) Filing

Ladies and Gentlemen:
                 On behalf of the Ivy Funds, enclosed for filing pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the Amended Stipulation and Agreement of Settlement in the matter of Phan, et al., v. Ivy Investment Management Company, et al., as filed on May 2, 2018 in the District Court of Johnson County, Kansas, Tenth Judicial District of Kansas.
                 If you have any questions or comments regarding this submission, please feel free to contact the undersigned at (215) 564-8099.
Sincerely, /s/Jonathan M. Kopcsik Jonathan M. Kopcsik